Exhibit 12.1

 Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Pretax income from operations	$57,386	$82,548	$142,586	$69,694	$29,100	$5,243
Fixed charges (1)	23,310	27,680	25,094	20,949	8,894	4,837
Income from unconsolidated entities	(10,924)	(7,865)	(4,562)	(2,297)	(622)	(2,167)
Distributions of income from unconsolidated entities	7,093	5,392	2,238	2,112	584	1,993
Noncontrolling interest	(12)	—	—	—	97	(97)
Total Earnings	$76,853	$107,755	$165,356	$90,458	$38,053	$9,809
Fixed Charges:
Interest expense (1)	$23,310	$27,680	$25,094	$20,949	$8,894	$4,837
Total Fixed Charges	23,310	27,680	25,094	20,949	8,894	4,837
Preferred stock dividends	9,675	10,990	5,812	3,568	—	—
Total Combined Fixed Charges and Preferred Stock Dividends	$32,985	$38,670	$30,906	$24,517	$8,894	$4,837
Ratio of earnings to fixed charges	3.30	3.89	6.59	4.32	4.28	2.03
Ratio of earnings to combined fixed charges and preferred stock dividends	2.33	2.79	5.35	3.69	4.28	2.03
Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA	NA

(1)
Excludes interest expense on multi-family collateralized debt obligations of the Consolidated K-Series, which we are required to consolidate in our financial statements under generally accepted accounting principles. We do not have any claims to the assets (other than the securities represented by our first loss pieces) or obligations for the liabilities of the Consolidated K-Series.